UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number: 001-13103
CUSIP Number: 17163B102
NOTIFICATION OF LATE FILING
(Check one):☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________
PART I — REGISTRANT INFORMATION

Ciber, Inc. Savings 401(k) Plan
Full Name of Registrant

Former Name if Applicable

7900 E Union Ave, Suite 1100
Address of Principal Executive Office (Street and Number)

Denver, Colorado, 80237
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CMTSU Liquidation, Inc. (formerly Ciber, Inc.) (the “Company”) is filing this Form 12b-25 with the U.S. Securities and Exchange Commission (the “SEC”) for the Ciber, Inc. Savings 401(k) Plan with respect to its annual report on Form 11-K for the fiscal year ended December 31, 2016 (the “Form 11-K”). The Company has determined that it is unable to file its Form 11-K in a timely manner and has not filed the Form 11-K within the fifteen-day extension permitted by the rules of the SEC. As reported in the Company’s Current Report on Form 8-K filed with the SEC on April 10, 2017, the Company and its subsidiaries Ciber International LLC and Ciber Consulting, Inc. filed voluntary petitions seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on April 9, 2017. Due to the demands associated with the bankruptcy filing and related activities, including a sale of substantially all of the Company’s assets under Section 363 of the Bankruptcy Code, the Company has been unable to complete the preparation of the Form 11-K.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Christian Mezger	303	557-7603
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes        ☒ No

Annual Report on Form 10-K for the fiscal year ended December 31, 2016; Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes        ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CMTSU Liquidation, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: July 25, 2017

By:	/s/ Christian Mezger
Name: Christian Mezger
Title: Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

3